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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)
                                Amendment No. 1


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)




                        Horizon Group Properties, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                   44041U102
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                                (CUSIP Number)
      Robert M. Schwartzberg, 5124 44th Street, NW, Washington, DC 20016
                                 (202)362-7267

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 30, 2001

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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.    44041U102                  13D/A                Page 2  of  4 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert M. Schwartzberg

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*
Personal Funds (PF)


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States


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               7    SOLE VOTING POWER

  NUMBER OF
                 144,700
   SHARES     ------------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY       Not applicable
              ------------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                 144,700
   PERSON     ------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER
    WITH

                 Not applicable
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
144,700


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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.04%


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14   TYPE OF REPORTING PERSON*
IN


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No.    44041U102                  13D/A                Page 3  of  4 Pages

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Item 1.  Security and Issuer.

Common Stock
Horizon Group Properties, Inc.,
77 West Wacker Drive, Chicago, IL 60601

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Item 2.  Identity and Background.

     (a) Robert M. Schwartzberg.

     (b) 5124 44th Street, NW, Washington, D.C.  20016.

     (c) Private Investor

     (d) No criminal convictions in last five years.

     (e) Not a party to any civil proceeding or subject of any judgement.

     (f) United States.

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Item 3.  Source and Amount of Funds or Other Consideration.

Personal Funds.  No borrowings involved.

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Item 4.  Purpose of Transaction.


     (a) Common stock was originally acquired for investment and no plans were contemplated at that time. Mr. Schwartzberg read the Company's 10-K filed on March 23, 2001 and learned that the 2001 Annual Meeting was to be held on May 8, 2001 and decided to nominate himself for election as a director of Horizon Group Properties, Inc. at this meeting. During the week of March 26, 2001, Mr. Schwartzberg learned that another holder of Horizon Properties, Inc. common stock, Mr. John Loring had, unbeknownst to Mr. Schwartzberg, independently determined to also nominate himself for a directorship at that Annual Meeting. On March 30, 2001, Mr. Loring and Mr. Schwartzberg independently proposed to management that they be nominated for election as directors of Horizon Group Properties, Inc. at the May 8, 2001 Annual Meeting.

         Each of the aforesaid are pursuing their respective elections indepen-dently. However, in that course they have and it is probable that they will continue from time to time to consult with one and other, speak or meet together with the Company or others and take other actions to-gether in the interest of efficiency.

         There has been no agreement or understanding reached between them with respect to their decisions to seek directorship and no such agreement or understanding is contemplated.

         Mr. Schwartzberg does not believe that he is a member of a 'group' for purposes of Rule 13D on account of the foregoing and disclaims any such group.

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

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Item 5.  Interest in Securities of the Issuer.

     (a) 144,700 shares. 5.04% of 2,870,194 shares outstanding as of August 7, 2000

     (b) Not applicable

     (c) See attachment regarding transaction summary

     (d) Not applicable

     (e) Not applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None

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Item 7.  Material to be Filed as Exhibits.

 Exhibit 1:     Summary of all transactions.

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        April 6, 2001
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Robert M. Schwartzberg
                                        ----------------------------------------
                                                       (Signature)


                                        Robert M. Schwartzberg
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).